Exhibit (m)(i)(B)

DIREXION FUNDS

INVESTOR CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Investor Class Distribution Plan shall be as follows:

Direxion Monthly Emerging Markets Bull 2X Fund
Direxion Monthly NASDAQ-100® Bull 2X Fund
Direxion Monthly S&P 500® Bull 2X Fund	Direxion Monthly S&P 500® Bear 2X Fund
Direxion Monthly Small Cap Bull 2X Fund	Direxion Monthly Small Cap Bear 2X Fund
Direxion Monthly 7-10 Year Treasury Bull 2X Fund	Direxion Monthly 7-10 Year Treasury Bear 2X Fund
Direxion Monthly Latin America Bull 2X Fund
Direxion Monthly Commodity Bull 2X Fund	Dynamic HY Bond Fund
Direxion Monthly China Bull 2X Fund

Evolution All-Cap Equity Fund
Evolution Managed Bond Fund
Evolution Market Leaders Fund
Evolution Alternative Investment Fund

Up to 1.00% of the average daily net assets

Last Revised: August 14, 2013.